UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                              SEC File Number:  000-00439
                                              CUSIP Number:  027284108

(Check One):  [  ] Form 10-K  [  ] Form 20-F   [  ] Form 11-K    [X] Form 10-Q
              [  ] Form 10-D  [  ] Form N-SAR  [  ] Form N-CSR

     For Period Ended:  September 30, 2005
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     [  ]  Transition Report on Form 10-K
     [  ]  Transition Report on Form 20-F
     [  ]  Transition Report on Form 11-K
     [  ]  Transition Report on Form 10-Q
     [  ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   American Locker Group Incorporated
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Former Name if Applicable:

Address of Principal Executive Office
(Street and Number):   815 South Main Street
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City, State and Zip Code:  Grapevine, Texas 76051
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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As previously disclosed in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2004, which was filed with Securities and Exchange Commission on July 27, 2005, the Company's Board of Directors adopted a restructuring plan to reduce annual selling, general and administrative expenses. Pursuant to that restructuring plan, during the Company's fiscal quarter ended September 30, 2005, the Company centralized and relocated many financial reporting functions and all administrative functions to its new headquarters in Grapevine, Texas. The logistics involved in implementing this centralization and relocation have prevented the Company from being able to complete in time the requisite interim financial statements for inclusion in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005. Also, the logistical challenges presented by the previously disclosed change in the Company's independent registered public accounting firm late in the fiscal quarter ended September 30, 2005 have made a delayed filing necessary.


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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Edward F. Ruttenberg                           (817) 328-1600
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     (Name)                                   (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                                                            [  ] Yes  [X] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes   [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


It is expected that, as a result of the previously announced non-renewal of the Company's contract with the United States Postal Service and the adoption and partial implementation of the restructuring plan described above, the results of operations for the fiscal quarter ended September 30, 2005 will reflect significant changes from the corresponding period in 2004. It is not possible to quantify these changes until the operating results for the Company's fiscal quarter ended September 30, 2005 are finalized.

                       American Locker Group Incorporated
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 15, 2005                 By: /s/ Edward F. Ruttenberg
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                                              Edward F. Ruttenberg
                                              Chairman, Chief Executive Officer
                                              Chief Operating Officer
                                              and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).